DLA Piper LLP (US) 200 South Biscayne Blvd., Suite 2500 Miami, Florida 33131-5341 www.dlapiper.com Joshua M. Samek, Esq. joshua.samek@us.dlapiper.com T 305.702.8880 F 305.397.1588

June 3, 2022

Via Edgar

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Thomas Jones and Jay Ingram

Re:	Fast Radius, Inc.

Registration Statement on Form S-1

Filed April 21, 2022

File No. 333-264427

Ladies and Gentlemen:

On behalf of our client, Fast Radius, Inc., a Delaware corporation (the “Company”), we set forth below the Company’s responses to the letter, dated May 17, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1 (File No. 333-264427) filed by the Company on April 21, 2022 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Division of Corporation Finance

June 3, 2022

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing a revised draft of the Registration Statement on Form S-1/A (the “Amended S-1”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended S-1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended S-1.

General

1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly throughout the Amended S-1, including the cover page of the prospectus and page 52.

Cover Page

2. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus accordingly.

Division of Corporation Finance

June 3, 2022

3. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 7, 50, 56 and 81 accordingly. Furthermore, the Company advises the Staff that it does not believe the impact on liquidity would be material if the warrant holders do not exercise their warrants.

4. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus and page 52 accordingly.

Risk Factors

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Division of Corporation Finance

June 3, 2022

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 51-52 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 68

6. We note that the projected revenues and net loss for 2021 were $23 million and $41 million, respectively as set forth in the unaudited prospective financial information management prepared and provided to the board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues and net loss for the fiscal year ended December 2021 were approximately $20 million and $68 million, respectively. It appears that you missed your 2021 projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 77 and 79-81 accordingly.

Business

Liquidity and Capital Resources, page 84

7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79-81 accordingly.

Division of Corporation Finance

June 3, 2022

8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79-81 accordingly.

9. Please disclose whether your forward purchase or other agreements provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: The Company acknowledges the Staff’s comment and confirms that it does not have any agreements that grant shareholders the right to sell back shares to the Company at a fixed price after the closing of the business combination.

Principal Stockholders, page 128

10. Please update the disclosure in this section. In this regard, we note the statement on page 128 that the table sets forth information “regarding the beneficial ownership of [y]our Common Stock immediately following the consummation of the Business Combination.” Also reconcile the disclosure regarding the number of shares beneficially owned by the entities and persons identified in the table on page 128 with the number of shares of beneficially owned by the entities and persons mentioned in the table on page 131.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 131, 133 and 134 accordingly.

* * * *

Division of Corporation Finance

June 3, 2022

We and the Company appreciate the Staff’s attention to the review of the Amended S-1. Please do not hesitate to contact me at (305) 702-8880 or Joshua.Samek@us.dlapiper.com if you have any questions regarding this letter or the Amended S-1.

Very truly yours,

/s/ Joshua M. Samek
Joshua M. Samek, Esq.

cc:	Lou Rassey (Fast Radius, Inc.)
Drew M. Valentine, Esq. (DLA Piper LLP (US))